Silver Dragon Resources Inc.
NASDAQ OTC: SDRG

5160 Yonge Street
Suite 803
Toronto, Ontario
Canada, M2N 6L9

Telephone	Facsimile
416.223.8500	416.223.8507

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
U.S.A.

October 5, 2010

Via EDGAR – correspondence

Dear Mr. Skinner:

Re: Silver Dragon Resources Inc., Form 10-K filed March 31, 2010
File No. 000-29657

Silver Dragon Resources Inc. (“Silver Dragon”, “we”, “us”) hereby responds to the comments from the Securities and Exchange Commission as set out your letter dated September 20, 2010. The comments are reproduced below along with our responses.

Please advise us whether you have further comments. If there are no further comments we will file an amended Form 10-K for the fiscal year ended December 31, 2009 reflecting our responses as soon as practicable.

SEC comment	Silver Dragon Resources Inc. response

1. General

We note that you have not established reserves on any of your properties and that you are strictly in the exploration stage. However, you refer to development and production plans and activities in various places throughout your filing. Given your status as an exploration stage company, disclosure regarding development or production activities is premature and potentially confusing to investors. Revise your filing throughout to remove any disclosure regarding plans, intentions or expectations to begin development or production on your properties.

Done. Changes are marked in the draft amended Form 10-K/A

SEC comment	Silver Dragon Resources Inc. response

2. Cover Page

Disclose the aggregate market value of your voting and non-voting common equity held by non-affiliates, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. See the instructions to the “Facing Page” of Form 10-K for additional guidance.

Done.

The following was added in the draft amended Form 10-K/A, cover page As of June 30, 2010, the aggregate market value of the issuer’s common stock held by non-affiliates of the issuer was $14,821,210 based on upon the closing sale price of the common stock as reported by the OTCBB on that date.

3. Management’s Discussion and Analysis, page 21

Please tell us what consideration you gave to the disclosures pertaining to your “critical accounting estimates.” Refer to FRR 501.14 for additional guidance.

Agreed. A discussion has been added (marked) in the draft amended Form 10-K/A

4. Plan of Operation-Plan for the Year 2010, page 22

In the last sentence of this section, you state $1 million will be needed to fund your Mexico exploration and other costs in 2010. Conversely, in the next section you state current cash on hand, which amounted to $137 thousand as of December 31, 2009, will not fund the business for the next 12 months, and that you will need to raise $3.5 million to continue your operations for the next 12 months. Similar statements are also made in your corresponding risk factor disclosure on page 9. Please reconcile these disparate statements, and revise your disclosure accordingly to consistently and clearly describe your cash requirements and how you will meet them.

Done. The contradictory information has been removed and the wording clarified.

SEC comment	Silver Dragon Resources Inc. response

5. Signatures, page 32

Your Form 10-K must be signed by at least a majority of your board of directors, as well as by your controller or principal accounting officer. Please see Instruction D(2)(a) to Form 10-K.

Done.

6. Note 13- Consolidated Statements of Cash Flows Supplemental Disclosures, page 22

Please provide us with a reconciliation of the amounts presented in your tabular presentation to the corresponding amounts presented in your statements of cash flows.

Done.

The table has been revised. The first number is from the Balance Sheet, the second ties to the Cash Flow Statement.

We believe that it would not be appropriate to add a note regarding the correction of an error in the financial statements because:

  There is no effect on other financial statement components
  There is no effect on overall trends
  There is no effect on the statement of operations, or indeed on any financial statements
  The change is not significant in any way

SEC comment	Silver Dragon Resources Inc. response

7. Regulatory Obligations in Mexico, page 4

We note you are required to file reports on the safety and hygiene of your workers with the registry of the Labor Commissions as required by Mexican Federal Labor Law. Please expand your discussion related to safety and health for all countries in which your company operates to include the occupational injury and frequency rates your company measures, comparisons to comparable national statistics, and your performance as demonstrated by these rates. It would be helpful to include safety statistics and injury frequency rates, such as your total reportable injuries, lost-time injuries and fatal injuries, if these metrics are available.

Agreed. The regulatory obligations referred to do not apply to us during the exploration stage, but only if any when we build a mine. The wording has been clarified.

SEC comment	Silver Dragon Resources Inc. response

8. Erbaohuo, page 15

Insert a small-scale map showing the location and access to each material property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. We believe the guidance would generally require maps and drawings with the following features:

  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
  A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
  A north arrow.
  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
  A title of the map or drawing, and the date on which it was drawn.
  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Done.

As you requested, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Jeffrey D. Sherman

Jeffrey D. Sherman
Chief Financial Officer